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               BlackRock Equity Dividend Fund (the "Registrant")

77Q1(d):

Copies of all constituent instruments defining the rights of holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I

Attached please find as an exhibit to sub-item 77Q1(d) of Form N-SAR a copy of the Registrant's Amended and Restated Plan Pursuant to Rule 18f-3 Under the Investment Company Act.

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                                                                EXHIBIT 77Q1(D)

                             SELECT PRICING SYSTEM

          AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3 UNDER THE
                            INVESTMENT COMPANY ACT

   The mutual funds participating in the Select Pricing System (individually a "Fund" and, collectively, the "Funds") may offer Investor A, Investor A1, Investor B, Investor B1, Investor C, Investor C1, Investor C2, Institutional, Institutional 1, Service, BlackRock, Class K and Class R shares as follows:

ACCOUNT MAINTENANCE/SERVICE AND DISTRIBUTION FEES

   Investor A, Investor A1, Investor B, Investor B1, Investor C, Investor C1, Investor C2, Service and Class R shares bear the expenses of the ongoing account maintenance/service fees applicable to the particular Class.
Investor B, Investor B1, Investor C, Investor C1, Investor C2 and Class R shares bear the expenses of the ongoing distribution fees applicable to the particular Class. Specific shareholders within a Class may be subject to initial or contingent deferred sales charges. The ongoing account maintenance/service fees, the ongoing distribution fees and the initial or contingent deferred sales charges applicable to a particular Class are as set forth in each Fund's current prospectus and statement of additional information (together, the "prospectus").

TRANSFER AGENCY EXPENSES

   Each Class shall bear any incremental transfer agency cost applicable to the particular Class.

VOTING RIGHTS

   Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its account maintenance/service fees or ongoing distribution fees, as may be applicable except that Investor B and Investor B1 shareholders may vote on certain changes to the ongoing fees paid by Investor A and Investor A1 shares, respectively. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

DIVIDENDS

   Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any account maintenance/service fee, any distribution fee and any incremental transfer agency cost relates to a particular Class.

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CONVERSION FEATURES

   Holders of Investor B, Investor B1 and Institutional 1 shares will have such conversion features to Investor A, Investor A1 and Institutional shares, respectively, as set forth in each Fund's current prospectus. Conversion features may vary among holders of Investor B and Investor B1 shares.

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